Exhibit 99.2

Seanergy Maritime Holdings Corp. Announces Pricing of $25.0 Million Underwritten Public Offering

August 17, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today the pricing of an underwritten offering of 35,714,286 units. Each unit consists of one common share (or pre-funded warrant in lieu of one common share) and one Class E warrant to purchase one common share, and will immediately separate on issuance. The public offering price of each unit is $0.70 (or $0.69 for a unit including a pre-funded warrant). Gross proceeds before underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $25.0 million. The offering is expected to close on or about August 20, 2020, subject to customary closing conditions.

The Class E warrants will be immediately exercisable at a price of $0.70 per common share and will expire five years from the date of issuance. A public market for the pre-funded warrants or Class E Warrants is not expected to be established or to develop.

Maxim Group LLC is acting as sole book-running manager and representative of the underwriters, and Fearnley Securities is acting as lead manager for the offering.

The Company also has granted to the representative of the underwriters a 45-day option to purchase up to an additional 5,357,142  common shares and/or pre-funded warrants and/or Class E warrants to purchase up to 5,357,142 common shares, at the public offering price less discounts and commissions.

The Company, all of its executive officers and directors, and certain affiliates have entered into lock-up agreements with the underwriters, pursuant to which these persons may not, without the prior written approval of the representatives to the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge common shares or securities convertible into or exchangeable for common shares, subject to certain exceptions. These restrictions will be in effect for a period of 120 days after the date of the closing of this offering.

The securities described above are being offered by Seanergy Maritime Holdings Corp. pursuant to a registration statement (File No. 333-226796) previously filed and declared effective by the Securities and Exchange Commission (SEC). The securities are being offered only by means of a prospectus supplement and accompanying prospectus, forming part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to this offering have been filed with the SEC. Electronic copies of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745. Electronic copies of the preliminary prospectus supplement and accompanying prospectus are also available on the website of the SEC at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.  The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, particularly with respect to the public offering described herein. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results (including, without limitation, whether the offering described herein will occur at all) may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the demand for the Company securities in the public market, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com